UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2017

Commission File Number 001-36574

VTTI Energy Partners LP

(Translation of registrant’s name into English)

25-27 Buckingham Palace Road

London, SW1W 0PP, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Completion of Merger

On September 15, 2017, VTTI B.V. (“VTTI”) completed its acquisition of VTTI Energy Partners LP (the “Partnership”) pursuant to the Agreement and Plan of Merger, dated as of May 8, 2017 (the “Merger Agreement”), by and among the Partnership, VTTI Energy Partners GP LLC, the general partner of the Partnership, VTTI, VTTI MLP Partners B.V., a direct wholly owned subsidiary of VTTI (“MLP Partners”), and VTTI Merger Sub LLC, a direct wholly owned subsidiary of MLP Partners (“Merger Sub”). Under the terms of the Merger Agreement, among other things, Merger Sub merged with and into the Partnership (the “Merger”), with the Partnership surviving the Merger as an indirect wholly owned subsidiary of VTTI.

Under the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each common unit representing a limited partner interest in the Partnership (the “Common Units”) outstanding immediately prior to the Effective Time other than Common Units held by (a) Stichting Administratiekantoor VTTI (the “Stichting”) that do not correspond to a vested depositary receipt issued to an employee, consultant or director of the Partnership or its affiliates (the “Unvested LTIP Units”), and (b) MLP Partners was converted into the right to receive $19.50 in cash (the “merger consideration”). The Unvested LTIP Units were cancelled at the Effective Time without payment therefor. The Common Units held by MLP Partners were not cancelled, were not converted into the merger consideration and remain outstanding as Common Units.

The foregoing description of the Merger Agreement and the Merger does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached as Exhibit 2.1 hereto and incorporated herein by reference.

Delisting from the New York Stock Exchange

In connection with the consummation of the Merger, the New York Stock Exchange (the “NYSE”) was notified that each outstanding Common Unit other than the Unvested LTIP Units and those held by MLP Partners was converted into the right to receive the merger consideration, subject to the terms and conditions of the Merger Agreement. The Partnership requested that the NYSE file a notification of removal from listing on Form 25 with the SEC with respect to the delisting of the Common Units. The trading of the Common Units on the NYSE was suspended prior to the opening of trading on September 15, 2017.

In addition, the Partnership intends to file with the SEC a certification of notice of termination on Form 15F requesting that the Common Units be deregistered under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and that the Partnership’s reporting obligations under Sections 13 and 15(d) of the Exchange Act with respect to the Common Units be suspended.

Item 9.01.	Financial Statements and Exhibits

(d) Exhibits

Exhibit Number	Description

2.1	Agreement and Plan of Merger, dated as of May 8, 2017, by and among VTTI B.V., VTTI MLP Partners B.V., VTTI Merger Sub LLC, VTTI Energy Partners LP and VTTI Energy Partners GP LLC (incorporated herein by reference to Annex A of the Proxy Statement of the Partnership, filed as Exhibit (a)(1) to the Partnership’s Amendment No. 2 to Schedule 13E-3, filed on July 18, 2017).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VTTI ENERGY PARTNERS LP

	By:	VTTI Energy Partners GP LLC, its general partner

	By:	/s/ Robert Nijst
Date: September 15, 2017	Name:	Robert Nijst
	Title:	Chief Executive Officer